SHEARMAN & STERLING LLP

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D. C.

December 19, 2003

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

The enclosed summary of the information memorandum (*note d'information*) relating to the share repurchase program of Arcelor S.A. (the "Company") which was granted visa n° 03-1094 by the French *Autorité des marchés financiers* on December 10, 2003, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

Enclosure
cc: Martine Hue
Arcelor SA

#262371.7

Summary of Information Memorandum Relating to Share Repurchase Program Approved by the Annual Shareholders' Meeting of April 25, 2003, Implemented by the Board of Directors on June 27, 2003 and Granted Visa n° 03-1094 by the French *Autorité des Marchés Financiers* On December 10, 2003

Pursuant to Article L.621-8 of the French Monetary and Financial Code, Arcelor, a *société anonyme* incorporated under the laws of Luxembourg (the "Company"), with its principal office at 19, avenue de la Liberté, L-2930, Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Registrar of Trade and Commerce under the n° B 82454, prepared an information memorandum (*note d'information*) relating to its share repurchase program, which was granted visa n° 03-1094 by the French *Autorité des marchés financiers* on December 10, 2003 in accordance with Regulation 98-02 of the French *Commission des opérations de bourse*, as modified by Regulation 2003-06. The full text of the original *Note d'information* on which this summary is based can be consulted on the Internet site of the *Autorité des marchés financiers* at www.cob.fr.

Principal Characteristics of the Share Repurchase Program

The Company's share repurchase program was approved by the Company's Annual Shareholders' Meeting of April 25, 2003 (the "Share Repurchase Program") and authorized for a period of 18 months from the date of the Annual Shareholders' Meeting, that is, until October 25, 2004, absent renewal by the Annual Shareholders' Meeting. The Share Repurchase Program was implemented by its Board of Directors on June 27, 2003, starting the procedure for obtaining the necessary authorizations from market regulators for the Share Repurchase Program. No transactions have occurred under the Share Repurchase Program between its implementation by the Board of Directors and the grant of the visa on its information memorandum by the French *Autorité des marchés financiers* on December 10, 2003.

The Share Repurchase Program concerns the Company's ordinary shares which are all of the same class, and listed on the *Premier Marché* of Euronext Paris S.A., the *Premier Marché* of Euronext Brussels, the Luxembourg Stock Exchange and the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, under the name Arcelor, with Code EUROCLEAR 5786 and Code ISIN LU014205948.

The Share Repurchase Program was authorized by the Annual Shareholders' Meeting up to a maximum of 10 percent of the Company's share capital, and set at 2 percent of the Company's share capital by the Board of Directors, with a minimum purchase price per share of 5 euros, a maximum purchase price per share of 25 euros, and a minimum sale price per share of 5 euros.

The maximum number of shares that may be repurchased, as authorized by the Annual Shareholders' Meeting, is the maximum allowed under the laws of Luxembourg, such that the par value of shares held by the Company (as well as, where applicable, those held by other companies in the Arcelor Group, within the meaning of Article 49 *bis* of the Luxembourg Law on Commercial Companies) may not exceed 10 percent of its subscribed capital, or 53,304,080 shares on the basis of 533,040,796 shares representing the entire issued

capital as of October 9, 2003. As of October 9, 2003, the Company did not itself hold any shares that comprise its share capital. The maximum amount, corresponding to the threshold of 10 percent, is thus 1,332,602,000 euros on the basis of a maximum purchase price of 25 euros per share. However, the grant of authority by the Board of Directors to Management to implement the Share Repurchase Program, limited the maximum number of shares that may be repurchased to 2 percent of the subscribed capital, or 10,660,816 shares on the basis of the share capital as of October 9, 2003. The maximum amount payable by the Company under the Share Repurchase Program is thus 266,520,400 euros on the basis of the maximum purchase price of 25 euros per share.

The amount of available reserves was 4.837 million euros as of September 30, 2003 (according to the accounting norms of Luxembourg and excluding income as of September 30, 2003). Pursuant to the laws of Luxembourg, the amount of a share repurchase program may not exceed available reserves until approval of the financial statements for the fiscal year.

The shares concerned may be acquired by any means and at any time in accordance with the laws and regulations in force, notably through purchases on stock exchanges, with the exception of block purchases of securities or the use of derivative instruments. The Company reserves the right to sell the shares in blocks, if necessary.

The goals of this share repurchase plan, as established by the Board of Directors, are, by order of decreasing importance:

- stabilization of the Company's share price by systematic intervention against market trends;
- distribution to holders of bonds convertible and/or exchangeable into shares who request their conversion;
- distribution or sale of shares to employees as a means of participation in the development of the Company, in stock savings plans, in stock options in favor of employees or otherwise and in company savings plans;
- distribution in exchange or as consideration in external development transactions or at the time of issuance of securities giving rise to a right in the Company's equity or at the time of exercise of the exchange option granted to holders of Usinor securities;
- acquisition, conservation, sale or transfer of shares by any means and for any purpose permitted under the applicable laws and regulations of Luxembourg;
- implementation of cash flow strategies and capitalization of equity through the purchase or cancellation of treasury shares;
- purchase and sale depending on market conditions, including in the event of a public offer; and
- the conservation of acquired shares, and where applicable, their transfer by sale or exchange on a stock exchange or over-the-counter.

Results of the Preceding Share Repurchase Program

As a result of trading in its shares under the Company's preceding share repurchase program, in effect from February 14, 2002 to September 30, 2003 (the "Preceding Share Repurchase Program"), the total number of shares held directly or indirectly by the Arcelor Group as of September 30, 2003 was 54,644,789, or 10.3 percent of the Company's share capital as of

October 9, 2003, on which date the Company increased its share capital through the issuance of 208,534 new shares in consideration for the 208,534 Usinor shares tendered.

The number of shares held directly or indirectly by the Arcelor Group as of September 30, 2003, includes shares held by the Company's direct subsidiaries in the amount of 30,360,418 shares, or 5.7 percent of its share capital as of October 9, 2003, for the purposes of Article 49 *bis* of the Luxembourg Law on Commercial Companies which limits the number of treasury shares held by a company or its direct subsidiaries to 10 percent of the share capital of the company. The treasury shares held by indirect subsidiaries are not taken into account for this calculation. The number of shares held directly or indirectly by the Arcelor Group as of September 30, 2003, includes shares held by the Company's indirect subsidiaries in the amount of 24,284,371 shares, or 4.6 percent of its share capital as of October 9, 2003.

The book value of the shares as of September 30, 2003 was 754,393,717 euros and their market value as of November 28, 2003 was 710,928,705 euros (based on the average monthly share price for November 2003 of 13.01 euros per share).

There were no shares that were cancelled in the course of the 24 months preceding September 30, 2003. The Arcelor Group did not use any derivative instruments under the Preceding Share Repurchase Program.

<u>Elements for an Assessment of the Effect of the Share Repurchase Program on the Arcelor Group's Financial Position</u>

A calculation of the theoretical effects of the Share Repurchase Program on the consolidated financial statements of the Arcelor Group was done for information purposes with regards to the pro forma consolidated financial statements for the fiscal year 2002 and with regards to the consolidated non-audited quarterly accounts as of September 30, 2003, using the following assumptions as of September 30, 2003:

- 54,644,789 treasury shares held by the Arcelor Group, or 10.3 percent of the total shares issued as of September 30, 2003;
- 30,360,418 shares held by the direct subsidiaries of the Company and taken into account for the calculation of the 10 percent limit on the number of treasury shares (Article 49 *bis* of the Luxembourg Law on Commercial Companies), or 5.7 percent of the total shares issued as of September 30, 2003;
- 24,284,371 shares held by the indirect subsidiaries of the Company and not taken into account for the calculation of the 10 percent limit on the number of treasury shares (Article 49 *bis* of the Luxembourg Law on Commercial Companies), or 4.6 percent of the total shares issued as of September 30, 2003;
- a tax rate for 2002 of 33.74 percent;
- an interest rate of 5 percent;
- the repurchase of 2 percent of the share capital; and
- a purchase price (based on the average monthly share price for November 2003) of 13.01 euros per share.

IFRS Elements (in millions of euros, except for number of shares)	Consolidated Figures as of December 31, 2002	Consolidated Figures Prior to Repurchase of 2% of Capital as of September 30, 2003	Consolidated Figures Prior to Repurchase of 2% of Capital as of September 30, 2003
1. Total number of shares	532,366,409	533,040,796	533,040,796
- held directly and indirectly	48,667,232	54,644,789	65,305,605
- excluding treasury shares	483,699,177	478,396,007	467,735,191
2. Total shareholders' equity	7,393	7,784	7,645
- share of the Group	6,732	6,996	6,857
- share of minority interests	661	788	788
3. Shareholders' equity per share, Group share	13.92	14.62	14.66
4. Residual negative goodwill*	627	630	630
5. Total shareholders' equity used for the calculation of the net financial debt to shareholders' equity [4] + [2] ratio	8,020	8,414	8,275
6. Net financial debt	5,993	5,492	5,631
7. Ratio of net financial debt [6] to total shareholders' equity used for the calculation of the gearing ratio [5]	0.75	0.65	0.68
8. Net result, Group share	- 186	459	454
9. Net result of the Group after dilution	** - 186	501	497
10. Ratio of net result of the Group to shareholders' equity of the Group (in %)	- 2.8	6.6	6.6
11. Net earnings per share, Group share (in euros)	- 0.38	0.96	0.97
And evolution (in %)	–	–	improvement of 1.3%
12. Diluted net earnings per share, Group share (in euros)	- 0.38	1.05	1.06
And evolution (in %)	–	–	improvement of 1.5%

* Residual negative goodwill in connection with the acquisition of Cockerill-Sambre to be reintegrated into equity in anticipation of the IAS 22 norm.

** Diluted earnings per share is equivalent to earnings per share. In effect, bonds with an option to convert and/or exchange into new or existing shares (*O.C.E.A.N.E.*), and having an anti-dilutive effect, have not been considered, in accordance with the requirements of IFRS, with regards to their financial burden, as well as their conversion.

SHEARMAN & STERLING LLP

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
BRUSSELS
DUSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

DEC 29 2003

1086

December 23, 2003

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated December 23, 2003, announcing that Arcelor has signed an agreement with Bao Steel and Nippon Steel Corporation to create a Chinese joint-venture for automotive steel production.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

Enclosure
cc: Martine Hue
Arcelor SA

#262371.7

arcelor

PRESS RELEASE

Luxembourg, December 23, 2003

Arcelor, Bao Steel and Nippon Steel Corporation create Chinese joint-venture for automotive steel production

Shanghai, December 23, 2003 - Arcelor, Nippon Steel Corporation and Bao Steel have signed today an agreement for the creation of an industrial and commercial joint-venture. This operation will have an annual production capacity of 1.7 million tonnes of flat carbon steel, mainly for automotive applications. The new activity will be located in Shanghai next to Bao Steel upstream production facilities. It will comprise cold rolling and galvanizing operations.

The new joint-venture fits in the context of the global strategic alliance between Arcelor and Nippon Steel Corporation. This alliance allows both companies to serve their global customers, for instance in the automotive industry, thanks to the development and supply of leading edge steel solutions across the world. Joint R&D activities and cross-licensing of technologies are key tools at the disposal of the alliance.

"This new joint-venture with our partners Bao Steel and Nippon Steel is a strategic move to accompany our global automotive customers and to seize the tremendous growth opportunities offered by the Chinese market." said Arcelor Chief Executive Officer Guy Dollé.

According to the joint-venture agreement, Arcelor will take a 12 percent equity share in the new company, Nippon Steel Corporation taking 38 percent and Bao Steel taking 50 percent of the new company.

The joint-venture company, combining secure access to intermediate goods from Bao Steel and Nippon Steel as well as leading edge technology for automotive steels from Nippon Steel and Arcelor, will be able to offer breakthrough technological advantages to auto manufacturers operating in China.

The new facilities, budgeted at USD 800 million, will begin supply to customers as of the second quarter 2005. Products will include cold rolled steel, galvannealed steel and pure zinc galvanized steel. The two galvanizing lines will have a combined capacity of 800 000 tonnes per year.

Arcelor is the world's largest producer of flat steel for automotive applications with a global sales of 9 million tons per year. Arcelor has a very strong presence in Europe, where one car out of two is made with its steel.

This joint-venture represents a significant move in line with Arcelor's global strategy of global partnerships with the automotive industry. In order to serve its large automotive customers operating globally, Arcelor has developed strategic partnerships, joint-ventures and licensing agreements strengthening its global reach. As a consequence, the company is able to support its customers in North and South America as well as in Asia.

Bao Steel is an important partner for Arcelor. The two companies have initiated their cooperation through a joint-venture (initially between Bao Steel and Usinor) in the production of steel packaging and expanded it earlier this year through the creation of a joint-venture for the production of tailor welded blanks in Shanghai.

With more than 100,000 employees in over 60 countries, Arcelor is the world's largest steel producer. In 2002, on a pro forma basis, production was approximately 44 million tons of steel with a turnover of 26.6 billion euros. Arcelor is a major player in all its main markets: automotive, construction, household appliances and packaging as well as general industry.

This press release contains certain forward looking statements regarding anticipated market evolution and the future prospects of Arcelor. While these statements are based on the Company's best estimations as of the date hereof, actual results will vary as a function of market conditions, the action of competitors, consumer demand, steel prices, economic conditions and other factors.

Investor relations
Martine Hue: +352 4792 2151
00 800 4792 4792
+33 1 41 25 98 98